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Exhibit 12.1

Cowen Group, Inc.
Calculation of Ratio of Earnings to Total Fixed Charges

	Three Months Ended March 31, 2014	Year ended December 31,
($ in thousands)		2013	2012	2011	2010	2009
Earnings
Pre-tax income from continuing operations before adjustment for income	14,106	18,297	(23,509)	(98,610)	(53,090)	(47,245)
Less income (or plus loss) from equity investees	(6,500)	(16,100)	(15,600)	(5,400)	(3,400)	3,300
Plus: fixed charges	2,180	6,248	8,027	10,590	13,578	17,039
Plus: amortization of capitalized interest	—	—	—	—	—	—
Plus: distributed income of equity investees	9,282	19,475	8,053	3,775	2,642	3,526
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(4,187)	(13,193)	(72)	5,827	13,727	16,248
Total Earnings	14,881	14,727	(23,101)	(83,818)	(26,543)	(7,132)

Fixed Charges	2,180	6,248	8,027	10,590	13,578	17,039

Ratio of earnings to fixed charges	6.83	2.36	—	—	—	—

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  Exhibit 12.1